UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Supplemental Agreements

On September 9, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), entered into two supplemental agreements to amend the consideration under the Equity Purchase Agreement and the Asset Purchase Agreement, each dated August 20, 2026, previously disclosed in the Company’s current report on Form 6-K dated August 25, 2026.

The revised consideration share numbers are calculated using the original U.S. dollar purchase prices and an adjusted price of US$2.192 per ADS. The calculation also uses the ratio as of September 9, 2026 of one ADS to 6,000 Class A ordinary shares, compared with one ADS to 375 Class A ordinary shares on the date of the original agreements.

Supplemental Agreement to the Equity Purchase Agreement

The Company and Beijing Yimutian entered into a Supplemental Agreement to the Equity Purchase Agreement (the “Equity Supplemental Agreement”) with Ning Zhang and Kuili Zhang (collectively, the “Sellers”) and Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”). The original Equity Purchase Agreement provides for the acquisition of control over 100% of the equity interests in Qingdao Xingongguan through a series of variable interest entity (“VIE”) agreements.

Based on the original purchase price of US$5,800,000 and the adjusted ADS price and ratio described above, the Equity Supplemental Agreement provides for an additional 5,912,556,816 Class A ordinary shares, increasing the consideration shares from 9,963,353,184 to 15,875,910,000, equivalent to 2,645,985 ADSs at the revised ratio. The original and additional consideration shares are allocated 90% to Ning Zhang and 10% to Kuili Zhang.

Supplemental Agreement to the Asset Purchase Agreement

The Company and Beijing Yimutian entered into a Supplemental Agreement to the Asset Purchase Agreement (the “Asset Supplemental Agreement”, together with the Equity Supplemental Agreement, the “Supplemental Agreements”) with Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”). The original Asset Purchase Agreement provides for the acquisition of certain land, buildings and equipment assets located in Zhaodong, Suihua, Heilongjiang Province, the People’s Republic of China (the “PRC”).

Based on the original purchase price of US$21,161,390 and the adjusted ADS price and ratio described above, the Asset Supplemental Agreement provides for an additional 21,572,064,625 Class A ordinary shares, increasing the consideration shares from 36,351,449,375 to 57,923,514,000, equivalent to 9,653,919 ADSs at the revised ratio.

The foregoing descriptions of the Equity Supplemental Agreement and the Asset Supplemental Agreement are qualified in their entirety by reference to the full text of the English translations of such agreements, which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of Supplemental Agreement to the Equity Purchase Agreement, dated September 9, 2026, by and among Yimutian Inc., Beijing Yimutian Network Technology Co., Ltd., Ning Zhang, Kuili Zhang, and Qingdao Xingongguan Holiday Hotel Co., Ltd.
10.2	English Translation of Supplemental Agreement to the Asset Purchase Agreement, dated September 9, 2026, by and among Yimutian Inc., Beijing Yimutian Network Technology Co., Ltd. and Zhaodong Guohe Animal Husbandry Co., Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name :	Shijie Chen
Title :	Director and Chief Financial Officer

Date: September 15, 2026

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